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                                                                    Exhibit 99.8

American Greetings Revalues Initial Investment in Egreetings Network Company Takes Charge on Internet Investment

CLEVELAND, Feb. 5 -- American Greetings Corporation (NYSE: AM, news, msgs) today announced it will revise the value of its initial investment in Egreetings Network, Inc. (EGRT), and will take a non-cash charge of approximately $33 million. The Company acquired the investment of approximately 20 percent of the Egreetings shares during its March 2000 acquisition of Gibson Greetings.

American Greetings will include the charge as an investment loss in its fiscal 2001 fourth quarter and full year earnings, which reflects a decline in the value of an investment.

The charge will impact the company's fiscal 2001 fourth quarter and full year earnings by approximately $0.51 a share. American Greetings now anticipates earnings for the full year to be in the range of $0.79 to $0.84 a share.

American Greetings also announced today that its Internet unit has signed a definitive merger agreement in which AmericanGreetings.com would acquire all remaining outstanding common shares of Egreetings Network for $0.85 a share.

The Company reports that the combined businesses will attract nearly 20 million unique visitors per month, placing AmericanGreetings.com among the top 15 websites, and making it even more attractive to a larger pool of advertisers. Electronic greetings are already the second most-popular activity on the web, just following e-mail in Internet activity.

"While the charge will affect this year's earnings, the merger with Egreetings will establish AmericanGreetings.com as the category leader in electronic greetings," said Morry Weiss, chairman and chief executive officer of American Greetings Corporation. "We are now more confident than ever that this business unit will move quickly towards profitability by the fourth quarter in calendar year 2001."


American Greetings (NYSE: AM, news, msgs) is the world's largest publicly held creator, manufacturer and distributor of greeting cards and social expression products. Its staff of artists, designers and writers comprises one of the largest creative departments in the world and helps consumers "say it best" by supplying more than 15,000 greeting card designs to retail outlets in nearly every English-speaking country. Located in Cleveland, Ohio, American Greetings employs more than 21,000 associates around the world and drives more than $2.1 billion in annual sales. For more information on the company, visit www.americangreetings.com.

The statements contained in this release that are not historical facts are forward-looking statements. Actual results may differ materially from those projected in the forward-looking statements. These forward-looking statements involve risks and uncertainties, including but not limited to: retail bankruptcies and consolidations, successful integration of acquisitions, a weak retail environment, consumer acceptance of products as priced and marketed, the impact of technology on core product sales and competitive terms of sale offered to customers. Risks pertaining specifically to the company's electronic marketing business include the ability of

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AmericanGreetings.com to attract strategic partners as investors, the viability of online advertising as a revenue generator, and the public's acceptance of online greetings and other social expression products.

SOURCE American Greetings Corporation

CONTACT: Investors, William Meyer, Senior Vice President, Chief Financial officer, 216-252-7300, or Media, Jeffrey A. Petit, Vice President, Communications, 216-252-7300, both of American Greetings Corporation